Exhibit 17

FSD Shareholders Seek Prompt Shareholder Meeting

To Address Ongoing Board and Management Failures

Toronto, Ontario, January 27, 2021 / Newsfile / – In order to protect against the further erosion of shareholder value, a group of shareholders (the “Concerned Shareholders”) of FSD Pharma Inc. (Nasdaq: HUGE) (CSE:HUGE) (FRA:0K9) (the “Company”), including two directors, Anthony Durkacz and Zeeshan Saeed, have called a special meeting of the Company’s shareholders to be held on March 31, 2021.

As acknowledged by the Company in its January 22, 2021 and January 26, 2021 press releases, on January 4, 2021, shareholders holding more than five percent of the issued shares of the Company carrying the right to vote at a shareholders’ meeting requisitioned the Company’s directors to call a special meeting of shareholders to be held not later than March 15, 2021. The purpose of the requisitioned meeting is to replace all of the members of the Company’s board of directors other than Messrs. Durkacz and Saeed. The additional nominees to the Company’s board of directors are Messrs. Larry Latowsky, Fernando Cugliari and Nitin Kaushal, all of whom are well-qualified to serve in this capacity. Additional details about the background and extensive qualifications of these nominees will be provided to shareholders in an information circular prior to the meeting.

In response, the Company’s board of directors (other than Messrs. Durkacz and Saeed) has attempted to frustrate the fundamental rights of shareholders to requisition a meeting, by scheduling a meeting to be held nearly six months after the date of the requisition. The board’s delay in holding a meeting is a transparent attempt to prevent shareholders from exercising their statutory right to a timely meeting to consider replacement of the current board members. The Company’s board is simply trying to frustrate shareholder democracy and deny shareholders their statutory rights.

The Concerned Shareholders are seeking to address the Company’s dramatic decline and the staggering loss of shareholder value. Since February 6, 2019, the date of the appointment of Dr. Raza Bokhari as the Company’s Chief Executive Officer, the Company’s share price has dropped from C$67.33 to C$2.50 as of the close of business today. This decline of over 95% has resulted in the loss of over C$400 million in shareholder value. The Concerned Shareholders believe that change is urgently needed to address this situation, as the Company’s management and board of directors have failed to develop an effective strategy for reversing the Company’s decline.

In the past weeks, Dr. Bokhari has disregarded numerous requests from the Concerned Shareholders for access to corporate records. Those requests were made in order to investigate apparent irregularities in the Company’s governance that have come to the attention of the Concerned Shareholders. For its part, the Company’s board of directors has failed to respond to two separate requests for board meetings submitted by Messrs. Durkacz and Saeed. Instead, Dr. Bokhari has sought to wrongfully terminate Mr, Saeed’s employment as the Company’s President. The Concerned Shareholders have also been informed that at the Company’s most recent board meeting, the directors (other than Messrs. Durkacz and Saeed) authorized a large increase in their annual compensation that is wholly inconsistent with the Company’s circumstances, performance and the loss of shareholder value during their tenure. This compensation increase was not disclosed in the Company’s January 26, 2021 press release.

The Company did not hold a shareholder meeting in 2020. Under its governing statute, the Business Corporations Act (Ontario), the Company is required to hold its next annual meeting of shareholders by not later than March 16, 2021. This obligation was taken into account by the Concerned Shareholders in the meeting date stated in the requisition. Rather than hold a timely meeting to enable shareholders to exercise their fundamental rights, however, the board has sought to delay as long as possible the date for a meeting. This delay frustrates shareholder democracy and denies shareholders their statutory rights, while the Company continues to decline.

In light of the Company’s dire circumstances and continued deterioration, its ineffective management, and recent actions by the Company’s board of directors, urgent action is not only justified but necessary. The Concerned Shareholders have taken action to prevent the further destruction of value and enable the Company’s shareholders to determine its future direction by calling a special meeting of the Company’s shareholders to be held on March 31, 2021. Further details regarding the meeting will be provided to shareholders in advance of the meeting.

Sources: Anthony Durkacz and Zeeshan Saeed

For additional information, please contact:

Anthony Durkacz

ConcernedFSDshareholders@gmail.com

Forward Looking Information

Certain statement contained herein are “forward-looking statements”. Often, but not always, forward-looking statement can be identified by the use of words such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “believes”, or variations of such words and phrases, or states that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. The Concerned Shareholders cannot give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.